                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D/A

                               (Amendment No.   1    )*


                               MAS Acquisition XXVI Corp.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)



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                                   (CUSIP Number)

                                 Clive Bird
                        c/o Golden Horde Investments Ltd.
                      Suite 1555 - 1500 West Georgia Street
                            Vancouver,  B.C.  V6G 2Z6
                                     Canada
                                  (604) 648-0393
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                 February 15, 2001
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  5 Pages)


--------------------------------
     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  N/A                               Page   2   of    5   Pages
          ------------                            -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Clive Bird

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 -0-
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               -0-
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              -0-
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
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14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
CUSIP No.  N/A                               Page   3   of    5   Pages
          ------------                            -----     -----
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Golden Horde Investments Ltd.,  I.R.S. No. N/A

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Columbia, Canada
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES                 -0-
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               -0-
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              -0-
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by MAS Acquisition XXVI Corp., an Indiana corporation (the "Company"), whose principal executive offices are located at 17 N. Governor St., Evansville, Indiana 47711.

ITEM 2. Identity and Background.

        This statement is filed by Clive Bird, an individual whose business address is c/o Golden Horde Investments Ltd., Suite 1555 - 1500 West Georgia Street, Vancouver, B.C. V6G 2Z6, Canada and by Golden Horde Investments Ltd. which is organized in the Province of British Columbia, Canada and whose principal address is Suite 1555 - 1500 West Georgia Street, Vancouver, B.C. V6G 2Z6, Canada.

       Mr. Bird is the sole Director of Golden Horde Investments Ltd.

       The Reporting Persons have not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

       Mr. Clive Bird is a Canadian citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

       N/A

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock is to meet the requirements of the Consent to Void, Cancel and Terminate Subscription Agreement Dated September 20, 2000. The Reporting Persons have no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (a) through (j), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Persons beneficially own 0 shares of the Company's Common Stock, comprising 0.0% of the shares outstanding. The Reporting Persons have sole voting power and sole dispositive powers of 0 shares. The Reporting Persons have not effected any other transaction in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2001
      ----------------------


                          /s/ Clive Bird
                            ----------------
                            Clive Bird


                            Golden Horde Investments Ltd.

                           /s/ Clive Bird
                            ----------------
                            Clive Bird as Sole Director